UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 4
                                       TO
                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            Z-TEL TECHNOLOGIES, INC.
                            (Name of Subject Company)


                            Z-TEL TECHNOLOGIES, INC.
                             (Name of Filing Person)


                      Series D Convertible Preferred Stock,
                  8% Convertible Preferred Stock, Series E, and
           12% Junior Redeemable Convertible Preferred Stock, Series G
                         (Title of Class of Securities)


                                       N/A
                      (CUSIP Number of Class of Securities)


                             Andrew L. Graham, Esq.
                                Corporate Counsel
                            Z-Tel Technologies, Inc.
                  601 South Harbour Island Boulevard, Suite 220
                              Tampa, Florida 33602
                                 (813) 273-6261
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)


                                 With a copy to:

                              Gary A. Brooks, Esq.
                           Cahill Gordon & Reindel LLP
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

                            CALCULATION OF FILING FEE

     ------------------------------------ ---------------------------------
            Transaction Valuation               Amount of Filing Fee
     ------------------------------------ ---------------------------------

                $115,142,180*                        $14,589**

     ------------------------------------ ---------------------------------

* Estimated solely for the purpose of calculating the registration fee and based on the product of (a) the average of the high and low prices of the Company's common stock as reported on the Nasdaq SmallCap Market on September 28, 2004 ($0.49) and (b) the maximum number shares of common stock, assuming all outstanding shares of preferred stock are tendered and accepted, to be issued in the exchange offer (234,984,041 shares).

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $126.70 for each $1,000,000 of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.


Amount Previous Paid:  $23,029           Filing Party:  Z-Tel Technologies, Inc.
Form or Registration No.: Schedule       Date Filed:  September 30, 2004
TO (File No. 005-57653)

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      / /   third-party tender offer subject to Rule 14d-1.
      /X/   issuer tender offer subject to Rule 13e-4.
      / /   going-private transaction subject to Rule 13e-3.
      / /   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO ("Schedule TO") amends and supplements the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission on September 30, 2004 by Z-Tel Technologies, Inc., a Delaware corporation (the "Company"), and relates to an offer by the Company to exchange (the "Exchange Offer") shares of its common stock for shares of its outstanding series of preferred stock as set forth herein on the terms and subject to the conditions described in the offer to exchange (as amended, the "Offer to Exchange"). The terms and conditions of the Exchange Offer are set forth in the Offer to Exchange dated October 28, 2004 and in the related Letter of Transmittal.

     The information set forth in the Offer to Exchange, including the exhibits thereto, the accompanying Letter of Transmittal and the Definitive Proxy Statement, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

Item 1. Summary Term Sheet.

     See the section of the Offer to Exchange, dated October 28, 2004, attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange"), captioned "Summary."

Item 2. Subject Company Information.

     (a) The name of the Company to which this Schedule TO relates is Z-Tel Technologies, Inc., a company organized under the laws of the State of Delaware (the "Company"). The address of the principal office of the Company is 601 South Harbour Island Boulevard, Suite 220, Tampa, Florida 33602 and its telephone number is (813) 273-6261.

     (b) The titles of the classes of equity securities to which this Schedule TO relates are:

          i. Series D Convertible Preferred Stock (the "Series D Preferred Stock"),

          ii. 8% Convertible Preferred Stock, Series E (the "Series E Preferred Stock"), and

          iii. 12% Junior Redeemable Convertible Preferred Stock, Series G (the "Series G Preferred Stock").

     As of September 27, 2004, there were 3,976,723 shares of Series D Preferred Stock, 4,166,667 shares of Series E Preferred Stock, and 171.214286 shares of Series G Preferred Stock outstanding.

     (c) See the section of the Offer to Exchange captioned "Market for Common Stock and Preferred Stock."

Item 3. Identity and Background of Filing Person.

     (a) This Schedule TO is being filed by Z-Tel Technologies, Inc. The address of the Company's principal office is 601 South Harbour Island Boulevard, Suite 220, Tampa, Florida 33602 and its telephone number is (813) 273-6261. For the executive officers and directors of the Company, see the section of the Offer to Exchange captioned "Management." The business address and telephone numbers of each executive officer and director are the same as are listed above for the Company.

Item 4. Terms of the Transaction.

     (a) See the sections of the Offer to Exchange captioned "Summary," "Risk Factors," "The Offer to Exchange," "Description of Our Preferred Stock," "Description of Our Common Stock," "Material United States Federal Income Tax Consequences," and "Certain Securities Laws Considerations."

     (b) See the section of the Offer to Exchange captioned "Interests of Directors and Officers."

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a) See the section of the Offer to Exchange captioned "Agreements Involving Our Securities."

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) See the sections of the Offer to Exchange captioned "Summary" and "Reasons for the Offer to Exchange."

     (b) See the section of the Offer to Exchange captioned "Use of Proceeds."

     (c) See the sections of the Offer to Exchange captioned "Summary," "Reasons for the Offer to Exchange," "Risk Factors," "Business Overview," and "Use of Proceeds."

Item 7. Source and Amount of Funds or Other Consideration.

     (a) See the sections of the Offer to Exchange captioned "Summary" and "The Offer to Exchange."

     (b) See the section of the Offer to Exchange captioned "The Offer to Exchange-Conditions."

     (d) Not Applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) See the sections of the Offer to Exchange captioned "Interests of Directors and Officers" and "Security Ownership."

     (b) See the sections of the Offer to Exchange captioned "Interests of Directors and Officers" and "Security Ownership of Certain Beneficial Owners and Management."

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     (a) See the section of the Offer to Exchange captioned "Fees and Expenses."

Item 10. Financial Statements.

     (a) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003; Quarterly Report on Form 10-Q for the quarter ended March 31, 2004; and Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

     (b) See the section of the Offer to Exchange captioned "Financial Information."

Item 11. Additional Information.

     (a) See the sections of the Offer to Exchange captioned "Interest of Directors and Officers," "Agreements Involving our Securities" and "Certain Legal Matters; Regulatory Approvals."

     (b) Not applicable.

Item 12. Exhibits.

Exhibit No.          Description
----------           ------------

(a)(1)(A)            Amended Offer to Exchange, dated October 28, 2004.*

(a)(1)(B) Form of Letter of Transmittal, dated October 28, 2004, relating to the Amended Offer to Exchange.*

(a)(1)(C)            Text of Press Release by Z-Tel Technologies,
                     Inc., dated October 29, 2004.*

(a)(1)(D) Text of Press Release to be issued by Z-Tel Technologies, Inc., dated November 17, 2004.

(a)(2) Definitive Proxy Statement, filed with the Securities and Exchange Commission on November 2, 2004.**



* Previously filed on Amendment No. 2 to Schedule TO on October 29, 2004. ** Previously filed on Amendment No. 3 to Schedule TO on November 2, 2004.


Item 13. Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Z-TEL TECHNOLOGIES, INC.


                              By:      /s/ Horace J. Davis, III
                                  ----------------------------------------------
                                  Name:    Horace J. Davis, III
                                  Title:   Acting Chief Executive Officer

Dated:  November 17, 2004